FIRST EMPIRE CORPORATION INC.

VIA EDGAR

February 2, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	First Empire Corporation Inc. Request to Withdrawal Registration Statement on Form 20-F and all amendments thereto File No. 000-50492

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above-referenced Registration Statement originally filed with the Commission on December 4, 2003 with first amendment filed on January 30, 2004 because the Registrant has today filed a new registration statement on Form F-20, a file number for which has yet to be allotted to it.

The above registration has not yet become effective and the Registrant has not issued or sold any securities pursuant to the above-referenced Registration Statement.

Yours very truly,

FIRST EMPIRE CORPORATION INC.

/s/  Kam Shah
Kam Shah
Chief Financial Officer

47 Avenue Road, Suite 200, Toronto, ON M5R 2G3
PHONE:  416-860-0211   FAX:  416-361-6228